USIMINAS

02 MAY 14 AM 10:23

Belo Horizonte, April 22, 2002

02034038

Mr. Frank Zarb and/or Ms. Mariana Prietó
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.;
Room 3099
Mail Stop 3-9
Washington D.C. 20549

SUPPL

Ref:Usinas Siderúrgicas de Minas Gerais – USIMINAS
Exemption: Nº 82-3902

Gentleman/Madam:

We are enclosing a copy of Usinas Siderúrgicas de Minas Gerais's (USIMINAS) Ordinary General Shareholders' Meeting decisions. We submit this information to you in order to maintain their exemption, pursuant to rule12g3-2(b), underthe Securities ExchangeAct of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in enclosed self-addressed envelope.

PROCESSED
MAY 2 1 2002
THOMSON
FINANCIAL

Sincerely,

BRENO JÚLIO DE MELO MILTON
Investor Relations Manager

Encl.

dlw 5/15

cc. Glorinete Laurentino
The Bank of New York

USIMINAS

Belo Horizonte, April 22, 2002

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.;
Room 3099
Mail Stop 3-9
Washington D.C. 20549

Ref:Usinas Siderúrgicas de Minas Gerais – USIMINAS
Exemption: Nº 82-3902

Gentleman/Madam:

We are enclosing a copy of Usinas Siderúrgicas de Minas Gerais's (USIMINAS) Ordinary General Shareholders' Meeting decisions. We submit this information to you in order to maintain their exemption, pursuant to rule12g3-2(b), underthe Securities ExchangeAct of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in enclosed self-addressed envelope.

Sincerely,

BRENO JÚLIO DE MELO MILTON
Investor Relations Manager

Encl.

cc. Glorinete Laurentino
The Bank of New York

The Ordinary General Shareholders' Meeting held on April 19:

I. Usiminas' Annual Report and Accounting Statements for fiscal year 2001 were approved.

II. The Executive Board's proposal for the destination of net profit of R$240.932.311,84 for fiscal year 2001 was approved, to which the incorporation of re-evaluation reserves of R$8.969.745,50 was added, in the following manner:

a) 5% for constitution of Legal Reserve, i.e. R$12.046.615,59;
b) R$96.009.800,44 for payment of shareholder dividends, of which R$46.009.859,11 were anticipated in September 2001, and R$49.999.941,33 were complemented in April 2002. The decisions of the Board of Directors were ratified, in accordance with the terms of the Corporate Bylaws, as per the meetings of August 23, 2001 and March 07, 2002; and
c) The remainder is maintained in reserves.

III. The same provision that has been applied for remuneration of the Board was maintained, corrected by the IGPM index.

IV. The following were elected to the Board of Directors, besides their substitutes:
Antônio Miguel Marques , Bertoldo Machado Veiga, Ermínio Tadei, Gabriel Stoliar, Humberto Eudes Vieira Diniz, José Augusto Muller de Oliveira Gomes, Kenichi Asaka, Kiyoshi Uemura and Marcus Olyntho de Camargo Arruda.
For President of the Board, Member José Augusto Muller de Oliveira Gomes was nominated.
The Director-President of the Company, Engineer Rinaldo Campos Soares, is an automatic member of the Counsel, in accordance with the Corporate Bylaws.

V. Furthermore, the Audit Committee was installed to function until the next Ordinary Shareholders' Meeting. The following members and their substitutes were nominated: As full members: Alexandre Magalhães da Silveira, José Ignácio Ortuondo Garcia, José Ruque Rossi, Antônio Joaquim Ferreira Custódio, Masato Ninomiya.

Sincerely yours,

Breno Júlio de Melo Milton
Investor Relations Manager

USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. - USIMINAS
Rua Prof. José Vieira de Mendonça, 3011 - Engenho Nogueira - C.P. 806 - -Tel.: (031) 499-8710 - Fax : (031) 499-8039.